NEWS RELEASE

Endeavour Acquires Four More Silver Properties in Guanacevi District;
Shareholders Re-Elect Directors, Approve Resolutions at AGM

August 16, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V) announces it has acquired options on four more silver properties, La Prieta (7 hectares), La Plata (2 hectares), El Aguaje de Arriba (5 hectares) and Ampliacion El Aguaje de Arriba (7 hectares), in the Guanacavi District, Durango, Mexico.

The La Prieta property adjoins Endeavour’s Santa Cruz mine property to the southeast and covers an additional 300 m of prospective strike lengths along the Santa Cruz vein. Endeavour now controls 17 properties, totaling 543 hectares (1342 acres), spanning over 4.2 kilometers of known strike length on the Santa Cruz vein system, as well as portions of three other veins in the district.

La Prieta has a history of small scale silver production from the south end of the Santa Cruz vein. It was developed by a small shaft, an adit and an internal ramp totaling more than 1200 m of underground workings. In the 1980’s, two drill holes were completed below the underground workings and both intersected strong silver mineralization as follows:

Drill Hole (No.)	Core Length (m)	Silver (gpt)	Gold (gpt)
PR1	4.05	326	0.55
PR2	5.10	260	0.33

Endeavour’s Santa Cruz mine property covers the presumed depth extension of this mineralization as it crosses the La Prieta property boundary around 150 m below surface. Underground sampling of the Santa Cruz vein where exposed in the La Prieta mine confirmed some high grade sections of the vein as shown in the following assays:

Sample No.	Sample Type	Width (m)	Silver (gpt)	Gold (gpt)
6538-6541	Channel in Shaft	2.0	439	1.28
6597-6600	Channel in Drift	4.3	756	0.45
	incl.	1.2	1015	0.53
6592-6594	Channel in Drift	2.5	476	0.35
6587-6589	Channel in Drift	2.3	592	1.01
	incl.	0.85	1030	1.66
6557-6558	Channel in Ramp	1.85	573	1.19
6610-6613	Channel in Ramp	1.65	649	1.13
6630,6553	Channel in Ramp	1.6	710	0.78
	incl.	0.8	1035	1.03
6552	Channel in Ramp	1.1	1090	2.61
6-14	Channel in Ramp	1.2	888	2.50
6-17	Channel in Ramp	0.8	1108	4.40
6640	Channel in Ramp	1.1	788	4.53

The La Plata, El Aguaje de Arriba and Ampliacion El Aguaje de Arriba properties (the “Arriba” properties) lie 1.7 km northeast of the Santa Cruz mine and cover about 900 m of prospective strike length on the Arriba vein. Small historic workings are located on the properties and Endeavour is in the process of sampling these areas.

An aggressive exploration program of underground drilling is planned at La Prieta in 2005-2006 to test the known high grade silver mineralization to depth. Once Endeavour consolidates its land-holdings on the Arriba vein, an exploration program will get underway there as well.

Endeavour holds the exclusive option to purchase a 100% interest in the La Prieta and Arriba properties for US $100,000, by paying US $15,000 on signing (paid), US $15,000 within 6 months and US $70,000 within 24 months. The agreement gives Endeavour sufficient time to explore the four properties and assess their potential silver resources prior to completing the purchase.

Endeavour also announces that at its Annual and Special General Meeting held on August 2, 2005, the shareholders re-elected the Board of Directors and approved the shareholder resolutions as set out in the Information Circular.

Godfrey Walton, M.Sc, P.Geo., is the Qualified Person supervising the drilling and sampling programs on the Santa Cruz property. He has instituted a Quality Control program of sample blanks and duplicates to monitor the integrity of all assay results. All drill core is split by Endeavour personnel at the Guanacevi camp and then driven to Durango where it is couriered to the Chemex lab in Hermosillo. Core samples are dried, crushed, split and a 30 gram sub sample is taken for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

Endeavour Silver Corp. (EDR : TSX-V) is a silver mining company focused on growth of its silver resources and production in Mexico. The expansion program now underway at the high grade, producing Santa Cruz silver mine in Durango, Mexico should allow Endeavour to become one of the top five primary silver producers worldwide.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”. We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies. The Company expressly disclaims any obligation to update any forward-looking statements.